SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 19, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

Announcement of LM Ericsson Telephone Company, dated April 19. 2011 regarding “Sony Ericsson reports first quarter 2011 results”

PRESS RELEASE	April 19, 2011

Sony Ericsson reports first quarter 2011 results

Highlights:

•	Shift to Android-based smartphone portfolio drives profitability
•	Smartphone share of total sales more than doubled year-on-year
•	Xperia™ arc, Xperia™ PLAY and Xperia™ neo began shipping towards the end of the quarter
•	Some supply chain disruption due to the Japan earthquake

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the first quarter ended March 31, 2011 is as follows:

	Q1 2010	Q4 2010	Q1 2011
Number of units shipped (million)	10.5	11.2	8.1
Average selling price (Euro)	134	136	141
Sales (Euro m.)	1,405	1,528	1,145
Gross margin (%)	31%	30%	33%
Operating income (Euro m.)	20	39	19
Operating margin (%)	1%	3%	2%
Restructuring charges (Euro m.)	-3	-3	-
Operating income excl. restructuring charges (Euro m.)	23	43	19
Operating margin excl. restructuring charges (%)	2%	3%	2%
Income before taxes (IBT) (Euro m.)	18	35	15
IBT excl. restructuring charges (Euro m.)	21	39	15
Net income (Euro m.)	21	8	11

Bert Nordberg, President & CEO of Sony Ericsson commented, “Sony Ericsson’s profitability continues as we accelerate our shift towards an Android-based smartphone portfolio, with smartphones comprising over 60% of our total sales during the quarter. Towards the end of the quarter we introduced the highly anticipated Xperia™ arc and Xperia™ PLAY, which have been well received by both operators and consumers around the world. However, the Japan earthquake made it a challenging quarter operationally and we are experiencing some disruptions to our supply chain. We will continue to evaluate the situation.”

Units shipped during the quarter were 8.1 million, a 23% decrease year-on-year and a 28% decrease sequentially, due to a decline in the number of feature phones shipped, introduction of new products towards the end of the quarter and seasonality.

Average selling price (ASP) for the quarter was Euro 141, a 5% increase year-on-year and a 4% increase sequentially, as a result of product and geographical mix more than offsetting price erosion.

Sales for the quarter were Euro 1,145 million, a 19% decrease year-on-year and 25% decrease sequentially.

The gross margin for the quarter was 33%, an increase of 2 percentage points year-on-year and

Sony Ericsson Mobile Communications Management Limited	Sony Ericsson House 202 Hammersmith Road London W6 7DN, United Kingdom	T: +44(0)20 8762 5800 www.sonyericsson.com

an increase of 3 percentage points sequentially, which includes the impact from higher ASP and benefit of some larger than normal items relating to royalty matters and warranty estimates.

Income before taxes for the quarter was a profit of Euro 15 million, a decrease of Euro 3 million year-on-year and a decrease of Euro 20 million sequentially, with the impact of lower sales offset by higher gross margin percentage and lower operating expenses.

Net income for the quarter was Euro 11 million, a decrease of Euro 10 million compared to the same period previous year which included a tax benefit. Net income increased Euro 3 million sequentially, despite a decline in income before taxes of Euro 20 million, reflective of a lower effective tax rate.

Cash flow from operating activities during the quarter was negative Euro 353 million, mainly due to inventory investments, non cash items in the income statement and seasonality. New external borrowings of Euro 375 million were made during the quarter to enhance liquidity and growth, resulting in total borrowings of Euro 604 million at the end of the quarter. Total cash balances at March 31, 2011 amounted to Euro 599 million.

Sony Ericsson estimates that its market share for smartphones during the quarter was approximately 5% in units and approximately 3% in value.

Sony Ericsson forecasts modest growth in total units in the global handset market for 2011.

The liquid identity is a registered trademark of Sony Ericsson Mobile Communications AB. Xperia™ is a trademark of Sony Ericsson Mobile Communications AB. Sony is registered trademark of Sony Corporation. Ericsson is a registered trademark of Telefonaktiebolaget LM Ericsson. Any rights not expressly granted herein are reserved and subject to change without prior notice.

EDITOR’S NOTES:

Financial statements:

Consolidated income statement

Consolidated income statement – isolated quarters

Consolidated balance sheet

Consolidated statement of cash flows

Consolidated statement of cash flows – isolated quarters

Net sales by market area by quarter

About Sony Ericsson

Sony Ericsson celebrates its 10th year as a joint venture between Sony Corporation and Ericsson in October, 2011. Over the years Sony Ericsson has brought together the best communication technologies with superior entertainment user experiences to create its Xperia™ line of the ‘most entertaining smartphones’ in the mobile handset industry. With its global corporate functions in London, Sony Ericsson has sales and marketing operations in all major regions of the world, as well as manufacturing in China, and product development sites in China, Japan, Sweden and Silicon Valley, California. For more information, please visit: www.sonyericsson.com/press.

- ENDS –

CONTACTS:

Ericsson investor relations

Susanne Andersson (Stockholm) +46 10 719 4631

Sony investor relations

Yoshinori Hashitani (Tokyo) +81 3 6748 2111

Yas Hasegawa (London) +44 20 7426 8696

Sony Ericsson Mobile Communications Management Limited	Sony Ericsson House 202 Hammersmith Road London W6 7DN, United Kingdom	T: +44(0)20 8762 5800 www.sonyericsson.com

Press / Media

Sony Ericsson global communications and PR

Cathy Davies (London) +44 208 762 5879

Holly Rossetti (London) + 44 208 762 5851

Gustaf Brusewitz (London) +44 208 762 5805

This press release contains forward-looking statements that involve inherent risks and uncertainties. Sony Ericsson has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

Sony Ericsson Mobile Communications Management Limited	Sony Ericsson House 202 Hammersmith Road London W6 7DN, United Kingdom	T: +44(0)20 8762 5800 www.sonyericsson.com

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

		Jan-Mar
EUR million	2010	2011	Change

Net sales	1,405	1,145	-19%
Cost of sales	-975	-763	-22%
Gross profit	429	382	-11%
Gross margin %	31%	33%	2%

Research and development expenses	-185	-173	-6%
Selling and administrative expenses	-238	-199	-16%
Operating expenses*	-423	-372	-12%

Other operating income, net	14	10	-29%
Operating income	20	19	-5%
Operating margin %	1%	2%	1%

Financial income	7	3	-57%
Financial expenses	-9	-8	-11%
Income before taxes	18	15	-17%

Taxes	6	-5
Minority interest	-3	1
Net income	21	11	-48%

Number of units shipped (million)	10.5	8.1	-23%
ASP (EUR)	134	141	5%

EUR million	Jan-Mar	Jan-Mar
Restructuring charges	2010	2011
Cost of sales	2	-
Research and development expenses	-2	-
Selling and administrative expenses	-3	-
Total	-3	-

*	Operating expenses in 2010 have been restated to reflect certain organizational changes.

Sony Ericsson Mobile Communications Management Limited	Sony Ericsson House 202 Hammersmith Road London W6 7DN, United Kingdom	T: +44(0)20 8762 5800 www.sonyericsson.com

Sony Ericsson

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2010				2011
EUR million	Q1	Q2	Q3	Q4	Q1
Net sales	1,405	1,757	1,603	1,528	1,145
Cost of sales	-975	-1,266	-1,130	-1,069	-763
Gross profit	429	492	473	459	382
Gross margin %	31%	28%	30%	30%	33%

Research and development expenses	-185	-191	-179	-191	-173
Selling and administrative expenses	-238	-272	-241	-236	-199
Operating expenses*	-423	-463	-420	-427	-372

Other operating income, net	14	7	10	7	10
Operating income	20	36	63	39	19
Operating margin %	1%	2%	4%	3%	2%

Financial income	7	2	7	2	3
Financial expenses	-9	-7	-8	-6	-8
Income before taxes	18	31	62	35	15

Taxes	6	-16	-12	-27	-5
Minority interest	-3	-4	-2	0	1
Net income	21	12	49	8	11

Number of units shipped (million)	10.5	11.0	10.4	11.2	8.1
ASP (EUR)	134	160	154	136	141

EUR million	2010				2011
Restructuring charges	Q1	Q2	Q3	Q4	Q1
Cost of sales	2	-33	-3	2	-
Research and development expenses	-2	-1	5	0	-
Selling and administrative expenses	-3	2	-6	-5	-
Total	-3	-32	-4	-3	-

*	Operating expenses in 2010 have been restated to reflect certain organizational changes.

Sony Ericsson Mobile Communications Management Limited	Sony Ericsson House 202 Hammersmith Road London W6 7DN, United Kingdom	T: +44(0)20 8762 5800 www.sonyericsson.com

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Mar 31 2010	Dec 31 2010	Mar 31 2011

ASSETS

Total fixed and financial assets	791	803	791

Current assets
Inventories	384	460	510
Accounts receivable	849	836	755
Other assets	369	295	304
Other short-term cash investments	537	276	417
Cash and bank	443	329	182

Total current assets	2,582	2,196	2,168

Total assets	3,373	2,999	2,959

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	438	532	496
Minority interest	54	42	38

Total equity	492	574	534

Borrowing, Non Current	100	100	0
Other long-term liabilities	37	32	30

Total long-term liabilities	137	132	30

Accounts payable	829	769	701
Borrowing, Current	316	130	604
Other current liabilities	1,599	1,394	1,090

Total current liabilities	2,744	2,293	2,394

Total shareholders’ equity and liabilities	3,373	2,999	2,959

Net cash*	563	375	-5

*	Net cash is defined as cash and bank plus short-term cash investments less interest-bearing liabilities.

Sony Ericsson Mobile Communications Management Limited	Sony Ericsson House 202 Hammersmith Road London W6 7DN, United Kingdom	T: +44(0)20 8762 5800 www.sonyericsson.com

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Mar
EUR million	2010	2011
OPERATING
Net income	21	11
Adjustments to reconcile net income to cash	-44	-137
	-23	-127

Changes in operating net assets	-72	-226
Cash flow from operating activities	-94	-353

INVESTING
Investing activities	27	-14
Cash flow from investing activities	27	-14

FINANCING
Financing activities	150	375
Cash flow from financing activities	150	375

Net change in cash	83	8
Cash, beginning of period	878	605
Translation difference in Cash	19	-14
Cash, end of period	980	599

Sony Ericsson Mobile Communications Management Limited	Sony Ericsson House 202 Hammersmith Road London W6 7DN, United Kingdom	T: +44(0)20 8762 5800 www.sonyericsson.com

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2010				2011
EUR million	Q1	Q2	Q3	Q4	Q 1

OPERATING
Net income	21	12	49	8	11
Adjustments to reconcile net income to cash	-44	4	-66	-50	-137

	-23	16	-17	-42	-127

Changes in operating net assets	-72	13	-38	-86	-226

Cash flow from operating activities	-94	29	-54	-128	-353

INVESTING
Investing activities	27	-15	2	-18	-14

Cash flow from investing activities	27	-15	2	-18	-14

FINANCING
Financing activities	150	0	- 32	- 178	375

Cash flow from financing activities	150	0	-32	-178	375

Net change in cash	83	15	-85	-324	8
Cash, beginning of period	878	980	1,039	921	605
Translation difference in Cash	19	45	-33	7	-14

Cash, end of period	980	1,039	921	605	599

Sony Ericsson Mobile Communications Management Limited	Sony Ericsson House 202 Hammersmith Road London W6 7DN, United Kingdom	T: +44(0)20 8762 5800 www.sonyericsson.com

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million	2010				2011

Isolated quarters	Q1	Q2	Q3	Q4	Q1
Europe, Middle East & Africa *	711	876	837	795	485
Americas	201	223	222	205	151
Asia	493	659	544	528	509
Total	1,405	1,757	1,603	1,528	1,145
* of which Western Europe	525	668	632	569	307

	2010				2011
Sequential change (%)	Q1	Q2	Q3	Q4	Q1
Europe, Middle East & Africa *	-26%	23%	-4%	-5%	-39%
Americas	-9%	11%	0%	-8%	-26%
Asia	-12%	34%	-17%	-3%	-4%
Total	-20%	25%	-9%	-5%	-25%
* of which Western Europe	-23%	27%	-5%	-10%	-46%

	2010				2011
Year over year change (%)	Q1	Q2	Q3	Q4	Q1
Europe, Middle East & Africa *	-27%	-6%	-4%	-18%	-32%
Americas	1%	14%	-4%	-8%	-25%
Asia	-12%	17%	6%	-6%	3%
Total	-19%	4%	-1%	-13%	-19%
* of which Western Europe	-27%	-1%	-1%	-16%	-42%

	2010				2011
Year to date	1003	1006	1009	1012	1103
Europe, Middle East & Africa *	711	1,587	2,424	3,219	485
Americas	201	424	646	851	151
Asia	493	1,152	1,695	2,224	509
Total	1,405	3,162	4,765	6,294	1,145
* of which Western Europe	525	1,193	1,825	2,393	307

	2010				2011
YTD year over year change (%)	1003	1006	1009	1012	1103
Europe, Middle East & Africa *	-27%	-17%	-13%	-14%	-32%
Americas	1%	7%	3%	0%	-25%
Asia	-12%	3%	4%	1%	3%
Total	-19%	-8%	-5%	-7%	-19%
* of which Western Europe	-27%	-15%	-10%	-12%	-42%

Sony Ericsson Mobile Communications Management Limited	Sony Ericsson House 202 Hammersmith Road London W6 7DN, United Kingdom	T: +44(0)20 8762 5800 www.sonyericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 19, 2011